Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-284038) of Ready Capital Corporation of our report dated March 1, 2023, relating to the consolidated financial statements of Broadmark Realty Capital Inc. as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 and the effectiveness of internal control over financial reporting as of December 31, 2022, incorporated by reference from the Current Report on Form 8-K/A of Ready Capital Corporation filed with the Securities and Exchange Commission on August 16, 2023. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

Phoenix, Arizona

January 6, 2025